Mail Stop 3-5

									April 20, 2005

Via Facsimile (212) 318-3400 and U.S. Mail
Richard A. Palmer
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, NY 10103-3198

Re:	Pulitzer, Inc.
	PREM 14A filed on March 29, 2005
	File No. 1-14541

Dear Mr. Palmer:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please supplementally send us a copy of the board book and any other materials prepared by Goldman Sachs to assist the board in evaluating the transaction. Also, provide us with a copy of the engagement letter.
2. Please disclose why the board chose to hire two financial advisors and what role Huntleigh Securities Corporation played. If Huntleigh provided a report or opinion, you should describe this report or opinion in accordance with Item 1015 of Regulation M-A.





Interests of Directors and Executive Officers in the Merger, page
5
3. Please quantify the aggregate amount of money that will be paid to directors and executive officers in the merger. Also, clarify here, if true, that there may be continuing employment opportunities for executive officers in the new enterprise after the merger.

Questions and Answers about the Merger, page 6
4. You might consider asking and answering why you are bothering to have a vote since the outcome appears not in doubt.

The Merger, page 13
Background of the Merger, page 20
5. Name the consulting firm mentioned in the second sentence of this section.
6. Revise to name the "other advisors" retained to assist you with your exploration of strategic alternatives in the carryover paragraph at the top of page 16.
7. If the two leaks described, respectively, in the last paragraph on page 16 and the third paragraph on page 19, affected the process, please describe.
8. It appears that the final discussions were to resolve "certain compensation and benefit issues" after the price per share was set.
Please disclose what the issues were and how they were resolved, quantifying where practicable.

Reasons for the Merger, page 22
9. Please revise into two lists, one of reasons in favor of the merger; the other, of reasons against.

Opinion of our Financial Advisor, page 29
10. Disclose why you use both large and mid-cap companies in your analysis and disclose which you consider Pulitzer.
11. With regard to your disclosure of the various valuation analyses that Goldman used in providing its opinion, please revise to indicate what each analysis indicates to investors. We suggest that you provide a prose discussion of what the tables mean and how they impact or relate to the determination that the transaction is fair.
12. In the DCF and LBO analyses, explain why particular perpetuity growth rates and exit multiples were chosen to calculate terminal values, as well as why particular discount rates and target rates of return were used. Also, it would be helpful to show the cash flows that were used.
13. Revise your DCF discussion to include tabular disclosure similar to that used in your descriptions of other analyses.
14. It is unclear from the narrative why your LBO analysis supports a finding of fairness. Please revise to clarify.

Financial Projections, page 37
15. We note your statement that "None of Pulitzer, our board of directors or Goldman Sachs assumes any responsibility for the reasonableness, completeness, accuracy or reliability for the projections." While we do not object to the use of qualifying language with respect to the projections, we believe that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely upon statements made in the proxy statement are unacceptable. Please revise to delete.
16. Also revise to clarify, if true, that the projections represented management`s good faith, best efforts at projections at the time they were prepared.

Material United States Federal Income Tax Consequences, page 45
17. Please delete the initial sentence of the bolded paragraph on page 46.

Litigation Challenging the Merger, page 46
18. Supplementally provide us copies of the complaints in the shareholder litigation discussed in this section.

Appraisal Rights, page 66
19. Please revise your disclosure to clarify whether shareholders can perfect their appraisal rights by either not returning the proxy card, by abstaining or by signing and returning the proxy card but not giving voting instructions. If state law is unclear, state what position will be taken in regard to these matters. See Instruction 1 to Item 3.
Representations and Warranties, page 48
20. In an appropriate place in the proxy statement, please address the effect of the shareholder litigation on the representation and warranty as to the absence of any outstanding litigation or judgment against you.


Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*  *  *

      Please amend the Schedule 14A in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review.

      You may contact Mat Bazley at (202) 551-3382 with any other questions or you may reach me at (202) 551-3750.

Sincerely,



								Max A. Webb
								Assistant Director
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Pulitzer, Inc.
April 22, 2005
Page 1